Company – Lend Lease Corporation Limited
File No 82-3498

04036301

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

30 July 2004

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

SEC MAIL PROCESSING
RECEIVED
AUG 16 2004
WASH. D.C. 179 SECTION

Attention: Filing Clerk

Dear Sir

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
26 July 2004	Announcement to Australian Stock Exchange Appendix 3E – Daily Share Buyback Notice
27 July 2004	Announcement to Australian Stock Exchange Appendix 3E – Daily Share Buyback Notice
27 July 2004	Announcement to Australian Stock Exchange Lend Lease Proposal to Merge with GPT Remains Only Offer Available
28 July 2004	Announcement to Australian Stock Exchange Appendix 3E – Daily Share Buyback Notice
30 July 2004	Lodgement with Australian Securities & Investments Commission Form 484 – Change to Company Details

Yours faithfully

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

S. Sharpe

S J Sharpe
Company Secretary

8/17

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

27 July 2004

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Stock Exchange Limited

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE PROPOSAL TO MERGE WITH GPT REMAINS ONLY OFFER AVAILABLE

Lend Lease Corporation Limited ("Lend Lease") today noted the announcement by General Property Trust ("GPT") Independent Directors regarding Lend Lease's proposal to merge Lend Lease with GPT.

Lend Lease confirmed that it had provided the Independent Directors of GPT with an enhanced proposal last week as its final response to the issues that they had raised since the merger proposal was first announced on 24 May this year. The enhanced proposal is subject to a positive recommendation by the Independent Directors to their unitholders and increased the total value of the consideration to GPT by 10 cents per unit.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

STOCK EXCHANGE AND MEDIA RELEASE **27 JULY 2004**

LEND LEASE PROPOSAL TO MERGE WITH GPT REMAINS ONLY OFFER AVAILABLE

Lend Lease Corporation Limited ("Lend Lease") today noted the announcement by General Property Trust ("GPT") Independent Directors regarding Lend Lease's proposal to merge Lend Lease with GPT.

Lend Lease confirmed that it had provided the Independent Directors of GPT with an enhanced proposal last week as its final response to the issues that they had raised since the merger proposal was first announced on 24 May this year. The enhanced proposal is subject to a positive recommendation by the Independent Directors to their unitholders and increased the total value of the consideration to GPT by 10 cents per unit.

Despite the Independent Directors' rejection of these enhanced terms, Lend Lease's proposal remains the only one available to be acted upon on behalf of GPT's unitholders.

Lend Lease's enhanced proposal is based on a stapling of Lend Lease shares and GPT units in the ratio of one existing Lend Lease share to every 3.9 existing GPT units plus 64 cents cash special distribution per GPT unit. Lend Lease's original proposal to GPT, announced on 24 May this year, comprised stapled securities being created in the ratio of one Lend Lease share to every 3.8 GPT units and 47 cents cash per unit consideration for GPT unitholders.

Based on an indicative distribution yield of 7.3% (based on the average of published market analysts' expectations for the merged entity), Lend Lease's enhanced proposal values current GPT units at $3.56 per unit, compared to $3.46 per unit under Lend Lease's original merger proposal. The enhanced proposal values existing Lend Lease shares at $11.40 on the same indicative distribution yield of 7.3%.

At $3.56, the enhanced offer represents a 17% premium to the trading price of GPT units of $3.05 immediately before the original merger proposal was announced. The enhanced proposal also represents a 30% premium to GPT's net tangible asset backing of $2.73 per unit (31 December 2003).

The enhanced merger proposal is projected to deliver an 18% increase in pro forma distributions for the year ending 30 June 2005 (assuming the special distribution is reinvested at the price implicit in the merger terms), together with the prospect of a more than doubling of the rate of distribution growth from GPT's current 3% p.a. (approx.) to Lend Lease's pro forma forecast 7% distribution growth for the merged group. Over the last month as the market has focused on the merger, GPT's trading price has increased by around 15% from its pre-announcement level to a volume weighted average of $3.51 per unit. The Trust's total market capitalisation has increased by around A$950 million.

Lend Lease received a counter proposal from the GPT Independent Directors, which the GPT Directors indicated they were prepared to recommend. Lend Lease was not prepared to meet those terms.

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease Managing Director and CEO, Greg Clarke, said the Lend Lease Board is clearly focused on the best interests of both Lend Lease shareholders and GPT's unitholders but is not prepared to over-pay to secure the merger.

"We see great merit in the merger with GPT, but not at any price and only on the basis where Lend Lease shareholders participate reasonably in the value upside from such a merger," Mr Clarke said.

"Lend Lease is very conscious of its on-going role as manager of GPT and the on-going interests of GPT unitholders. It had put in place a clear process with GPT's Independent Directors to work through details of the merger proposal. We believe our enhanced proposal is worthy of recommendation to unitholders.

"The market has become increasingly aware of and positive about the strength of Lend Lease's businesses and our growth outlook, either with or without a merger with GPT.

"The market has taken a closer look at the Company and our depth of management talent, as well as the significant growth opportunities available through the various retail and urban communities development businesses and Bovis Lend Lease operations in Asia Pacific, the UK and the US," Mr Clarke said.

"Analysts' reports and market feedback tell me they liked what they saw and, while the merger is appealing, they do not want us to pay too much to secure the GPT opportunity," Mr Clarke said.

The proposed merger offers GPT unitholders a very attractive entry price to Lend Lease's businesses. This would give them access to significant potential earnings growth available from Lend Lease's leading urban community development businesses in Australia, its significant international opportunities in retail, urban community development, and project and construction management, as well as major investment assets like Lend Lease's interest in the A$4 billion Bluewater retail and leisure destination in the UK.

Lend Lease is proud of the high-quality property portfolio which it has developed on behalf of GPT unitholders and continues to manage these assets for their benefit.

ENDS

For further information please call:

Roger Burrows
Lend Lease Corporation
Tel: 02 9236 6116

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

RECEIVED
AUG 16 2004
179

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

27 July 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Lend Lease Corporation Limited advises the on market buyback of 108,535 shares for $1,144,067 on Monday 26 July 2004. The highest price paid was $10.60 and the lowest price paid was $10.51. The total maximum number of shares that may still be bought back under the buyback is 41,645,342 (refer attached Appendix 3E).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 May 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,246,123	108,535
4	Total consideration paid or payable for the shares	$23,613,482	$1,144,067

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.98 date: 20-Jul-04 lowest price paid: $10.24 date: 30-Jun-04	highest price paid: $10.60 lowest price paid: $10.51 highest price allowed under rule 7.33: $11.2686

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	41,645,342

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....S. Sharpe........ Date: 27/7/04
(~~Director~~/Company secretary)

Print name:

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

26 July 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Lend Lease Corporation Limited advises the on market buyback of 86,524 shares for $927,407 on Friday 23 July 2004. The highest price paid was $10.80 and the lowest price paid was $10.62. The total maximum number of shares that may still be bought back under the buyback is 41,753,877 (refer attached Appendix 3E).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 May 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,159,599	86,524
4	Total consideration paid or payable for the shares	$22,686,074	$927,407

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.98 date: 20-Jul-04 lowest price paid: $10.24 date: 30-Jun-04	highest price paid: $10.80 lowest price paid: $10.62 highest price allowed under rule 7.33: $11.3589

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	41,753,877

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 26/7/04
(~~Director~~/Company secretary)

Print name:

Company - Lend Lease Corporation Limited

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

28 July 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Lend Lease Corporation Limited advises the on market buyback of 131,687 shares for $1,395,145 on Tuesday 27 July 2004. The highest price paid was $10.60 and the lowest price paid was $10.57. The total maximum number of shares that may still be bought back under the buyback is 41,513,655 (refer attached Appendix 3E).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 May 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,354,658	131,687
4	Total consideration paid or payable for the shares	$24,757,549	$1,395,145

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.98 date: 20-Jul-04 lowest price paid: $10.24 date: 30-Jun-04	highest price paid: $10.60 lowest price paid: $10.57 highest price allowed under rule 7.33: $11.1993

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	41,513,655

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ......S. Sharpe...... Date: 28/7/04
(~~Director~~/Company secretary)

Print name:

+ See chapter 19 for defined terms.

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 16 2004
WASH. DC 179

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Lend Lease Corporation Limited

ACN/ABN
32 000 226 228

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Sue Sharpe

ASIC registered agent number (if applicable)

Telephone number
02 9236-6117

Postal address
Level 4, 30 The Bond
30 Hickson Road, Millers Point NSW 2000

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs 10 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Susan June Sharpe

Capacity
☐ Director
☒ Company secretary

Signature
S. Sharpe

Date signed
30/07/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

A1 Change of address

This section allows a new address to be applied to one or more purposes (ie registered office, principal place of business, company officeholder or member).
You must copy and attach another Section A1 for each new address.

New address
A PO Box is only allowed for a member address

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)

Street number and Street name: 54 Prince Albert Street

Suburb/City: Mosman

State/Territory: NSW

Postcode: 2088

Country (if not Australia)

Date of change
For members' address changes, use the date of change to the members' register

Date of change: 30/07/04 [D D] [M M] [Y Y]

Apply address to
You can apply the new address to one or more of the following — registered office, principal place of business, etc.

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

☐ **Registered office address**

If the registered office has changed, does the company occupy the premises?

☐ yes

☐ no

if no, name of occupier?

☐ Occupier's consent (Select box to indicate the statement below is correct)
The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☒ **Company officeholder's residential address**

1 Family name: Clarke Given names: Gregory Allison

Date of birth: 27/10/57 [D D] [M M] [Y Y]

Place of birth (town/city): Leicester (state/country): United Kingdom

2 Family name: Given names:

Date of birth: __/__/__ [D D] [M M] [Y Y]

Place of birth (town/city): (state/country):

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

☐ **Member's address**

1 Family name: Given names:

2 Family name: Given names:

When a member is a company, not a person

1 Company name (only if a member)

ACN/ ARBN/ ABN

Country of incorporation (if not Australia)

A2 Change of name — officeholders or members

Use this section if an officeholder or member has changed their name.

☐ Director ☐ Alternate director
☐ Secretary ☐ Member

Member's name
If there are more than 20 members in a share class, only name changes for the top 20 need be notified.
Date and place of birth are not required for members.

Personal name change
Eg change by deed poll or marriage. To register a new officeholder go to B1

Their previous name was (provide full given names, not initials)

Family name | Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city) | (state/country)

Their new name is (provide full given names, not initials)

Family name | Given names

Date of change

Date of change
[D D] / [M M] / [Y Y]

Organisation name change (member only)
When a member is a company, not a person, and the company has changed its name

The previous organisation name was

The new organisation name is

ACN/ ARBN/ ABN

Date of change

Date of change
[D D] / [M M] / [Y Y]

A3 Change — ultimate holding company

Use this section if there is a change to the ultimate holding company.

The change is

☐ **There is a new ultimate holding company**

Company name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has ceased operation as the ultimate holding company**

Company name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has changed its name**

Company name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

Date of change

Date of change
[D D] / [M M] / [Y Y]